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[LETTERHEAD OF MANATT, PHELPS AND PHILLIPS LLP]

Exhibit 8.2

August 30, 2001

Board of Directors
First Charter Bank, N.A.
9454 Wilshire Boulevard
Beverly Hills, California 90212

Re:	Material Federal Income Tax Consequences of the Merger of First Charter Bank, N.A., with and into First Professional Bank, N.A.

Ladies and Gentlemen:

    In accordance with your request, we provide the following analysis and opinions relating to certain federal income tax consequences of the transaction (the "Merger") whereby First Charter Bank, N.A. ("Company"), will merge with and into First Professional Bank, N.A. ("Parent Bank"), pursuant to that certain Agreement and Plan of Merger dated as of May 22, 2001 (the "Agreement"). The merger consideration shall be common stock ("Parent Common Stock") of First Community Bancorp, a California corporation ("Parent"). Terms used herein have the same meaning as in the Agreement.

    In the Merger, Company shall be merged with and into Parent Bank in accordance with Section 214b of the National Bank Act, Section 1107 of the California General Corporation Law and Section 4889 of the California Financial Code, and the separate corporate existence of Company shall cease. Parent Bank shall be the surviving entity. Parent Bank shall succeed, without other transfer, to all the rights and property of Company and shall be subject to all the debts and liabilities of Company in the same manner as if Parent Bank had itself incurred them.

    Each share of Parent Bank Stock issued and outstanding immediately prior to the Effective Time of the Merger shall remain an issued and outstanding share of Parent Bank stock and shall not be converted or otherwise affected by the Merger. Each share of Parent Stock issued and outstanding immediately prior to the Effective Time of the Merger shall remain an issued and outstanding share of Parent Stock and shall not be converted or otherwise affected by the Merger.

    Subject to the provisions of the Agreement, each share of Company Stock issued and outstanding immediately prior to the Effective Time of the Merger, other than perfected Dissenters' Shares (if any), shall, on and after the Effective Time of the Merger, be automatically canceled and cease to be an issued and outstanding share of Company Stock and shall be converted into the right to receive shares of Parent Common Stock in a ratio specified in the Agreement.

    No fractional shares of Parent Common Stock and no certificates or scrip therefor shall be issued in the Merger. In lieu thereof, each holder of Company Stock who would otherwise be entitled to receive a fractional share of Parent Common Stock (after taking into account all Old Certificates delivered by such holder) shall receive an amount in cash (without interest) from Parent determined by multiplying such fraction by the average of the closing prices of Parent Common Stock as reported on Nasdaq for the ten trading day period immediately preceding the Effective Date.

    Any Dissenting Shareholder who shall be entitled to be paid the value of such shareholder's shares of Company Stock, as provided in 12 U.S.C. 214a, shall not be entitled to the merger consideration in respect thereof provided for in the Agreement unless and until such Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such Dissenting Shareholder's right to dissent from the Merger under the National Bank Act, and shall be entitled to receive only the payment provided for by 12 U.S.C. 214a with respect to Dissenting Shares. If any Dissenting Shareholder shall fail to perfect or shall have effectively withdrawn or lost such right to dissent, the Dissenters' Shares held by such Dissenting Shareholder shall thereupon be treated as though such Dissenters' Shares had been converted into the right to receive the merger consideration pursuant to the Agreement.

    Our analysis and the opinions set forth below are based upon the existence of the facts above and the facts set forth in that certain Agreement referred to above, including the exhibits thereto. Our analysis and opinions are also based on certain representations in the Agreement and certain written representations to us from Company, Parent and Parent Bank. Our analysis and opinions are further based on that certain Form S-4 Registration Statement filed with the Securities and Exchange Commission in connection with the Merger (the "Form S-4"). The facts and representations contained in the above-referenced documents are incorporated herein by reference as the operative facts underlying the tax opinions set forth herein. One of our key assumptions for purposes of this letter is that the facts and representations set forth in those documents are accurate at the Effective Date of the Merger and are otherwise true, complete, and correct. Any change or inaccuracy in such facts or representations may adversely affect our opinions.

    We have acted as special counsel to Company in connection with the Merger and are rendering these opinions to Company at its request. In rendering these opinions, we have examined such documents, laws, regulations and other legal matters as we have considered necessary or appropriate for purposes of the opinions expressed herein. We have not made any independent investigation in rendering these opinions other than as described herein.

    Our opinions are based upon the Internal Revenue Code of 1986, as amended (the "Code"), as of the date hereof and currently applicable regulations promulgated thereunder (including proposed regulations), published administrative positions of the Internal Revenue Service in revenue rulings and revenue procedures, and judicial decisions. Such legal authorities are all subject to change, either prospectively or retroactively. No assurance can be provided as to the effect of any such change upon our opinions. We have undertaken no obligation to update this letter.

    The opinions set forth herein have no binding effect on the Internal Revenue Service or the courts. No assurance can be given that, if contested, a court would agree with the opinions set forth herein. The opinions set forth herein represent rather our best legal judgment as to the likely outcome of the issues addressed herein if such issues were litigated and all appeals exhausted.

    In the case of transactions as complex as the Merger, many federal, state and local income and other tax consequences arise. We have been asked only to address the issues specifically set forth below. No opinion is expressed regarding any other issues.

    This letter is being issued solely for the benefit of Company and for the benefit of the Company shareholders as of the date of the Merger. It may not be relied upon by any other person without our prior written consent.

    Subject to the foregoing, it is our opinion that (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, (ii) each of the Parent, Parent Bank and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code, and (iii) no gain or loss will be recognized by shareholders of the Company, except with respect to cash received.

    We hereby consent to the filing of this opinion as an exhibit to the Form S-4 and the use of our name under the caption "Material Federal Income Tax Consequences." In giving such consent, we do not concede that this consent is required under Section 7 of the Securities Act of 1933.

                      Very truly yours,
                      /s/ Manatt, Phelps and Phillips LLP

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Exhibit 8.2